State of Indiana
Office of the Secretary of State

Certificate of Conversion
of
REELEMENT TECHNOLOGIES LLC

I, DIEGO MORALES, Secretary of State, hereby certify that Articles of Conversion of the above Domestic Limited Liability Company have been presented to me at my office, accompanied by the fees prescribed by law and that the documentation presented conforms to law as prescribed by the provisions of the Indiana Code.

The name following said transaction will be:

ReElement Technologies Corporation

NOW, THEREFORE, with this document I certify that said transaction will become effective Wednesday, October 11, 2023.


SEAL OF THE STATE OF INDIANA
1816

In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, October 10, 2023

DIEGO MORALES
SECRETARY OF STATE

202006081396579 / 10059703

To ensure the certificate's validity, go to https://bsd.sos.in.gov/PublicBusinessSearch